

ORIGINAL

UNITED STATES
SECURITIES EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Date Filed June 25, 2001
Amended Filing February 4,2002
File No.24-4392



Singer Financial Corp.
(Exact name of issuer as specified in its charter)
Pennsylvania
(State or other jurisdiction of incorporation or organization)
1708 Locust Street
Philadelphia, Pennsylvania 19103
(215) 893-9722 OR
(877) SINGER-NOW
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Paul Singer
President
Singer Financial Corp.
1708 Locust Street
Philadelphia, Pennsylvania 19103
(215) 893-9722 OR
(877) SINGER-NOW
(Name, address and telephone number of agent for service)

Copies to:
Frank B. Baldwin, Esquire
2200 Locust Street
Philadelphia, Pennsylvania 19103
(215) 735-1234

7398	23-2710000
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I. - NOTIFICATION

Item 1. **Significant Parties.**

(a) The issuer's sole director is Paul Singer, whose business address is Singer Financial Corp., 1708 Locust Street, Philadelphia, Pennsylvania 19103 and whose residence address is 1708 Locust Street, Philadelphia, Pennsylvania 19103.

(b) The issuer's sole officer is Paul Singer whose business and residence address are set forth above.

(c) Not applicable.

(d) Paul Singer is the sole record and beneficial owner of the issuer's equity securities.

(e) See subparagraph (d) above.

(f) Paul Singer is the promoter of the issuer.

(g) Paul Singer is an affiliate of the issuer.

(h) Frank B. Baldwin is counsel to the issuer with respect to the proposed offering. Mr. Baldwin's business address is 2200 Locust Street, Philadelphia, Pennsylvania 19103 and his residence address is 2025 Brandywine Street, Philadelphia, Pennsylvania 19130.

(I) There are no underwriters with respect to the proposed offering.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

Item 2. **Application of Rule 262.**

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

Item 3. **Affiliate Sales.**

Not applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered.

(a) Not applicable.

(b) The securities have been or will be registered by coordination and will, when such registration has become effective, be offered directly by the Company in Delaware, New Jersey, and Pennsylvania. No commission or any other form of remuneration will be paid on such sales.

Item 5. Unregistered Securities Issued or Sold Within One Year.

(a) On January 31, 2001, the Company issued an additional 680 shares of its Common Stock to Paul Singer for an additional investment of $204,000, which Mr. Singer made by converting $204,000 of the Company's indebtedness to him into an equity investment in Common Stock. The purchase price for the shares was equal to the price at which Mr. Singer purchased other shares of the Company in prior years.

The Company sold $1,233,621 of Investment Certificates pursuant to the Regulation A exemption from the registration requirements of the Securities Act of 1933, as amended, during the one-year period which ended October 13, 2001.

On October 14, 1999, the Company's most recent Regulation A Offering became effective, and was registered in Pennsylvania by coordination under Section 205 of the Pennsylvania Securities Act of 1972 (the 1972 Act). The effectiveness of this registration beyond one year was dependant upon the Company's filing Form 207-J before October 14, 2000. Such a form was prepared, but the Company learned in May 2001 that the filing was not received by the Pennsylvania Securities Commission. During the period October 14, 2000 and May 4, 2001, certificates with a principal amount of $103,234 were sold to residents of Pennsylvania and were not registered under the 1972 Act, although they were registered under Regulation A. This offering includes an offer of rescission to the purchasers of the unregistered securities under the 1972 Act. The rescission offer will remain open for 30 days after it is made to the purchasers. The rescission offer, as required by Pennsylvania law, is an offer to repurchase the Investment Certificates for a cash amount equal to the principal amount of the certificate plus 6% interest from the date of purchase less any interest payments made through the date of rescission. Under Pennsylvania law, rescission, when carried out pursuant to an order by the Pennsylvania Securities Commission, is the sole remedy available to a purchaser of unregistered securities.

(b) Not applicable.

(c) The sale of shares to Paul Singer was made in reliance on Rule 504 under Regulation D promulgated by the Securities and Exchange

Commission pursuant to the Securities Act of 1933, as amended, and Section 203(n)(i) of the 1972 Act, as well as by Pennsylvania Code §§ 203.141 and 203.184.

Item 6. Other Present or Proposed Offerings.

The issuer's prior Regulation A offering will be concluded prior to the effective date of this Offering. During the year which ended October 13, 2001, the issuer sold $1,233,621 of Investment Certificates pursuant to its prior Regulation A offering. The issuer is not currently contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements.

(a) Not applicable.

(b) Not applicable.

Item 8. Relationship with Issuer of Experts Named in Offering Statement.

Not applicable.

Item 9. Use of Solicitation of Interest Document.

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this Notification.

[Cover Page]

SINGER FINANCIAL CORP.

(Exact name of Company as set forth in Charter)

Type of securities offered: Subordinated Investment Certificates (the Certificates)

Series	Maturity	Interest Rate
2002 Series A	12 Months	Fixed
2002 Series B	36 Months	Fixed
2002 Series C	60 Months	Fixed
2002 Series D	84 Months	Fixed
2002 Series E	120 Months	Fixed
2002 Series F	180 Months	Fixed

Maximum number of securities offered: $1,593,047 principal amount, including the Company's offer of rescission to the purchasers of $103,234 of Investment Certificates in Pennsylvania during the period October 14, 2000 and May 4, 2001 (see Question 43, below). The remaining principal amount of securities included in this offering, $1,489,813, includes possible reinvestment of principal and/or interest by persons who purchased Investment Certificates from the Company in prior Regulation A offerings and who elect, during the two-year period during which this offering is expected to remain effective to reinvest principal and/or interest payable to them upon the maturity of their Certificates. $1,886,000 of existing investment certificates could be rolled over during this two-year period. Despite the maximum amount of this offering, the Company intends to limit the sale new Investment Certificates to a principal amount that will comply with an eight-to-one ratio of total indebtedness to shareholders' equity (see Question 2, Risk Factor 2 below).

Minimum number of securities offered: There is no minimum offering.

Price per security: Investments may be made in the minimum amount of $1,000 and in any amount greater than $1,000. Certificates will be issued by Singer Financial Corp. (the Company) approximately two weeks after deposit by the Company of the subscriber's payment check for collection by the Company's bank.

Interest Rate: The interest rates on the Certificates will be determined by Paul Singer, the Company's sole director. It will be fixed for the term of each Certificate and will be not less than 1% per annum greater than the average of the two highest rates then being paid by Wachovia National Bank, Mellon Bank and PNC Bank (or the successor of any such bank) on instruments or certificates (such as certificates of deposit) having substantially similar denominations and maturities as the Certificates being issued by the Company. See Description of Securities. The Company anticipates that the interest rate per annum on the Certificates will be between a minimum annual rate of 6% and a maximum annual rate of 12%. The minimum and maximum fixed interest rates which are offered will change from time to time in response to current business and market conditions. The interest rate for new Certificates will be set each Wednesday morning at the start of business, based on the rates being paid by the banks named in this paragraph on or as of the previous day's close of business. This rate will be paid on all Certificates issued between the start of business on that Wednesday and the close of business on the following Tuesday. Interest will be calculated and accrue daily.

Total proceeds: If maximum sold: $1,489,813
If minimum sold: Not applicable. (See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? Not applicable.

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

THESE ARE SPECULATIVE SECURITIES. INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

his Company:

[ ] **Has never conducted operations.**
[ ] **Is in the development stage.**
[X] **Is currently conducting operations.**
[X] **Has shown a profit in the last fiscal year.**
[ ] **Other (Specify): ....**
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
Delaware	None	
Pennsylvania	None	
New Jersey	SR-10705	

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 54 pages.

THE COMPANY

1. **Exact Corporate Name** Singer Financial Corp.

State and date of incorporation: Pennsylvania, October 19, 1992

Street address of principal office:

1708 Locust Street
Philadelphia, PA 19103

Company Telephone Number: (215) 893-9722 or (877) SINGER-NOW

Fiscal year: January 1 through December 31

Person(s) to contact at Company with respect to offering:

Mr. Paul Singer, President

Telephone Number (if different from above): Not applicable.

RISK FACTORS

2. **List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).**

You should consider carefully the following risk factors, along with the other information contained or incorporated by reference in this offering circular, in deciding whether to invest in the Investment Certificates. These factors, among others, may cause actual results, events or performance to differ materially from those expressed in any forward-looking statements made in this offering circular.

(1) *Delinquent Loans* At December 31, 2001, the Company had one loan outstanding which was delinquent. The principal due on this loan was $368,648, which represented 13.6% of the loans outstanding at December 31, 2001. Accrued interest receivable at December 31, 2001 includes $13,881 due under this loan. The Company believes, based on appraisals and management's judgment as to the value of the underlying property, that there is adequate security for this loans, and that it will collect the full amount due, but if the Company is unable to collect this delinquent loan, the Company would be unable to pay holders of the Investment Certificates the full amount due them.

(2) *Absence of Insurance and Regulation* Unlike certificates of deposit issued by banks or savings and thrift institutions, the Certificates are not insured by any governmental or private agency, and they are not guaranteed by any public or private entity. Likewise, the company is not regulated or subject to the periodic examination to which commercial banks, savings banks and other thrift institutions are subject. However, as a mortgage banker licensed by the Department of Banking of

the Commonwealth of Pennsylvania, the Company is subject to certain provisions of the Pennsylvania Mortgage Bankers and Brokers Act, 63 P.S. § 456.01, et seq. The Company's mortgage banker's license from the Pennsylvania Department of Banking enables it to make consumer mortgage loans, although the Company has not done so through the date of this offering statement.

(3) *Lack of Security; Subordination of Debt Represented by Certificates* The Certificates are not secured by the mortgages the Company obtains in connection with the making of commercial loans or by any other assets of the Company or its borrowers. Payment of principal and interest on the Certificates by the Company is subordinate to all present and future indebtedness of the Company, including the Company's bank debt, any indebtedness to Paul Singer, and its current liabilities (together, the Senior Debt). See Use of Proceeds, Capitalization and Financial Statements herein. As of December 31, 2001, the Company's bank debt aggregated $$531,307, including mortgage indebtedness of $237,843, its indebtedness to Mr. Singer was $87,722, and its liabilities aggregated $3,411,000. There is no limit on the amount of Senior Debt that the Company may incur. However, the Company intends to limit its total indebtedness to no more than eight times its tangible shareholders' equity. As of December 31, 2000 tangible shareholders' equity was $571,238, which would permit total indebtedness, including amounts due under the Certificates, of $4,569,904. As the Company sells the Certificates, the maximum amount of other indebtedness the Company may incur in order not to exceed the eight-to-one ratio will decrease. As of December 31, 2001, the Company could have issued only an additional $1,158,904 of Investment Certificates in addition to the $2,766,479 then outstanding (assuming no increase in other debt). The Company's ability to issue the maximum amount of Investment Certificates being registered hereby will depend on its ability to raise additional equity capital, either from Mr. Singer or other investors. The Company at present has no commitment from any investor to contribute additional equity capital. The Company also anticipates that holders of outstanding Investment Certificates that mature during the effectiveness of this offering will elect to reinvest principal and/or interest, and that these holders will be provided with a copy of this Offering Circular and updated financial information as of the end of the most recent fiscal year and quarterly accounting period and will be treated as purchasers in this offering. As a result of the subordinate status of the Certificates, all other indebtedness of the Company has a right to be paid prior to the repayment by the Company of the Certificates. Therefore, in the event of a default in payment of the Senior Debt, payment of principal and interest on the Certificates will be prohibited, until that default is cured. Moreover, in the event of the insolvency or liquidation of the Company, the Company's assets available to make payments of interest or principal on the Certificates will be only those of its assets remaining after payment of all of the Company's other indebtedness, including the Senior Debt. There can be no assurance that the holders of the Certificates will be repaid in the event of any liquidation or insolvency, or other similar event involving the Company.

(4) *Risks of Making Loans Secured by Real Property* The Company makes most of its loans based on its appraisal of the fair market value of the real estate offered to collateralize its loans. Current internal credit guidelines of the Company for business loans to be kept in its portfolio generally provide for a maximum overall loan-to-value ratio of 65% of the appraised value of the real estate collateral. It is possible that the actual resale value of the property collateralizing such loans may decrease below appraised estimates of value. Notwithstanding the loan-to-value ratios currently maintained by the Company, the market value of the real estate underlying the loans may not at any

time be equal to or in excess of the outstanding principal amount of the loans. A decrease in market value could result in some or all of the loans being under-collateralized, presenting a greater risk of non-payment in the event of a default. See Business and Properties.

(5) *Lending and Credit Risks* The industry in which the Company is doing business is the portion of the financial services industry which makes secured loans to persons and entities which generally are unable to obtain financing from a bank. To the extent that these loans may be considered to be of a riskier nature than loans made by traditional sources of commercial financing, holders of the Certificates may be at greater risk than if the Company's business loans were made to other types of borrowers. In addition, the Company makes its loans in a limited geographic area, consisting of the Commonwealth of Pennsylvania and the States of New Jersey and Delaware. This practice may subject the Company to the risk that a downturn in the economy in this area of the country would more greatly affect the Company than if its lending business and its portfolio were more diversified. Borrowers to whom the Company will lend funds may not be able to repay the loans, or the interest due thereon, in which event the ability of the Company to timely repay the principal of or interest on the Certificates may be adversely affected.

(6) *Dependence on Borrowed Funds from Certificates and Other Sources* The Company's ability to grow through the making of loans depends on the generation of lendable funds through the sale of Certificates. The Company's business plan requires additional capital, either from the sale of the Certificates or from other sources, such as bank borrowings. Since there is no minimum offering amount and the Certificates are not being sold by through a "firm commitment" underwriting, the Company cannot predict how much money the Company will raise through this offering and have available to it for the purpose of making additional business loans. Failure to sell a significant amount of Certificates will significantly decrease the Company's ability to make business loans. The Company intends to maintain its $2,000,000 line of credit with Fleet Bank (successor by merger to Summit Bank) and to borrow funds under it to make additional commercial loans. The interest due on this line of credit is prime plus 1/4%, and it expires on June 30, 2002. As its available collateral for such a loan increases, the Company may increase its bank line of credit; however, it has at present no plans to do so. However, the Company may not be able to maintain or increase its line of credit (or, if necessary, replace the line of credit after it expires.). Lack of an adequate line of credit may limit the aggregate amount of commercial loans the Company will be able to make. The availability of borrowings under the Company's line of credit is directly related to the amount of mortgages in the Company's portfolio, since the line of credit is secured by the mortgages held by the Company. The Company expects that a bank will not normally lend the Company an amount equal to the full dollar amount of the mortgages securing the line of credit, but rather will only lend a percentage (the industry standard is approximately 75%) of the dollar amount of the mortgages securing the line of credit. Bank has agreed to loan the Company up to 80% of the aggregate outstanding principal balance of the mortgages securing the line of credit. The Company's ability to effect additional borrowings to finance its operations may also be limited by the fact that most of the Company's assets (*i.e.* its commercial loans secured by real estate mortgages) are already pledged as security for the line of credit. Further, the Company's line of credit with Fleet Bank requires that the Company maintain a tangible net worth of not less than $1,750,000. At December 31, 2001, the Company's tangible net worth (defined by the Fleet Bank loan agreement as shareholders' equity, plus subordinated debt, less intangible assets) was $3,337,717. The Company's loan agreement with Fleet Bank also requires that the Company maintain a ratio of total indebtedness to tangible net

worth of not more than 1.75 to 1. At December 31, 2001, that ratio equaled .19 to 1. The Company's failure to maintain a tangible net worth of at least $1,750,000 or a debt to tangible net worth ratio of less than 1.75 to 1 would be an event of default under the loan agreement, resulting in Fleet Bank's right to terminate the line of credit and to accelerate the total amount owed by the Company. The Company's loan from Fleet Bank may permit the Company to issue more Certificates than the Company plans to issue. The Company intends to limit its total indebtedness to not more than eight times its tangible shareholders' equity. See Question 2 -- Risk Factors.

(7) *Need for Additional Equity* The Company intends to limit its total indebtedness to no more than eight times its tangible shareholders' equity. Equity could in the future be obtained either by selling additional shares of the Company's stock or by net earnings which remain invested in the Company rather than being paid as dividends or other distributions to shareholders. The Company's ability to make loans is dependent on the availability of capital, including borrowed funds. If the Company's ability to obtain borrowed funds is limited by the unavailability of additional equity, the Company's growth may be limited. At present, there is no commitment by anyone to provide additional equity funding for the Company.

(8) *Dependence on Management* The Company is dependent upon its President and Chief Executive Officer, Paul Singer. The loss of Mr. Singer's services would have a material adverse effect upon the Company's business. The Company has entered into an employment agreement with Mr. Singer which expires on December 31, 2005. The Company has not obtained a key man life insurance policy on Mr. Singer and does not intend to obtain such a policy in the foreseeable future.

(9) *Environmental Risks* In connection with its business loans, the Company receives, as at least part of the collateral securing such loans, mortgages on real property. In the event of a default by the borrower in connection with such loans, the Company has the right to exercise its rights under the applicable mortgage(s), including the right to foreclose or otherwise to come into possession of the underlying real estate. Under current law, those actions may make the Company financially responsible for liabilities arising under environmental laws and regulations, including liabilities for personal injury, property damage, or liabilities associated with environmental remediation. In the opinion of the Company's management, this is one of the customary risks of engaging in the business of making loans which are secured, in whole or part, by real estate. The Company intends to take all action which it believes to be commercially reasonable and feasible under the circumstances to minimize these risks, including, where possible, requiring borrowers to provide the Company with an appropriate environmental analysis or report prior to the time the Company commits to making a loan. The determination as to whether an environmental investigation or report will be required is made by the Company on a case by case basis taking into account such considerations as the past and present use of the property. The Company does not intend to obtain any environmental insurance with respect to any properties upon which it holds a mortgage. In some instances, the Company conducts further environmental investigation or analysis prior to exercising any foreclosure rights under a mortgage or otherwise taking possession of a particular piece of real property. Based on the results of that investigation or analysis, the Company may choose not to foreclose on or otherwise take possession of the property. In that event, the Company may find that, as a practical matter, the only legal remedies available to it in connection with collection of the defaulted loan may be against the borrower personally (if possible) and/or any other guarantors of the borrower's debt, any or all of whom may be insolvent, in bankruptcy or otherwise unable to repay

the defaulted loan. This limitation on the loan collection remedies available to the Company may increase the Company's costs of collection and/or increase the risk of loss with respect to a defaulted loan. This risk is in addition to any risk to the Company arising in connection with the environmental liabilities which may be associated with any particular piece of real property.

(10) *No Trading Market* Prior to this offering there has been no trading market for the Certificates, and it is not expected that a trading market will develop in the foreseeable future. Therefore, any investment in the Certificates will be highly illiquid, and investors in the Certificates may not be able to sell or otherwise dispose of their Certificates in the open market.

(11) ***Certificates Subject to Redemption*** The Company has the right, in its discretion, at any time, upon paying the investor in the Certificate to be redeemed the principal due (that is, the face value of the Certificate plus any amount added by the investor after initial purchase), plus all interest due through the date of redemption, plus a prepayment premium of one-half of one percent per year compounded annually as of the date of redemption. Thus, holders of Certificates bearing high rates of interest could lose the benefit of those high rates if the Company elects to redeem those Certificates before maturity.

(12) ***Factors Affecting the Company's Ability To Repay Certificates*** The Company may not be able to repay the face amount of the Certificates at their maturity. The Company's ability to do so will depend on the availability to it of sufficient funds to repay the Certificates. The Company anticipates that the funds to repay the Certificates will be provided by the sale of additional securities by the Company in this offering, funds received upon repayment of its commercial loans, and borrowings under its line of credit. If the Company does not have the funds to repay the holder of a Certificate, the holder could lose all or a substantial portion of the holder's investment in the Certificates. In this event, any available funds (after all of the Company's other indebtedness, including the Senior Debt, has been repaid) will be pro rated among all the holders of the Certificates (regardless of the series or the interest rate thereon). The holders of the Certificates who do not receive payment in full at maturity will have a claim against the Company for any unpaid amounts, but it is unlikely that holders will be able to collect or realize on this claim since it will be subordinate to all of the Company's other indebtedness, including the Senior Debt.

(13) ***Economic Factors*** Economic factors beyond the Company's control, such as the general state of the economy, credit availability, increasing numbers of business failures, greater commercial real estate vacancy percentages, prevailing interest rates, and changes in federal, state and local tax laws, could materially and adversely affect the Company's business by reducing the availability and/or increasing the cost of the operating funds needed by the Company (whether obtained through borrowings, future securities sales or otherwise); making it more difficult for borrowers from the Company to repay their borrowings from the Company, thereby causing the Company to experience greater credit losses or higher operating costs; and reducing the collateral or salvage value of any assets (including real estate) which may secure loans made by the Company. The Company's current $2,000,000 line of credit with Fleet Bank has an interest rate of prime plus 1/4 of one percent. As of December 31, 2001, the interest rate was 5%. Since it is a floating rate, subject to change as prime changes, the Company is subject to the risk that prime will go up, resulting in an increased interest rate. The payment of principal and interest on the Certificates will depend upon the Company's success in collecting loan payments and, in the event of loan defaults, realizing on the

sale of the collateral, including any real estate, which secures such loans, all of which may be adversely affected by economic conditions.

The American Institute of Certified Public Accountants is in the process of revising the industry audit guide for financial institutions. In regard to the possible issuance of the guide in 2002, it is the Company's intention to comply with any recommended changes outlined in the document. The most significant proposed change is the requirement to reverse previously accrued interest on loans that become delinquent. Since the Company's current policy, which is to suspend accrual of interest income when a receivable is delinquent for 90 days or more, is conservative, the ramifications of this proposed change are not expected to materially change the financial position of the Company in future period.

(14) ***High Level of Competition*** The commercial finance industry is highly competitive. The Company must compete with finance companies, banks, credit unions, savings and loan associations and other credit sources. Many of these competitors have substantially greater capital and other resources (such as larger marketing and loan administration staffs) than the Company. The Company may not be able to find, and successfully make loans to, qualified borrowers. The Company believes that the more qualified a borrower is, the greater the competition there is to obtain that borrower's business. Therefore, the Company will likely seek out and may make loans to borrowers who represent a greater credit risk than other borrowers, but for whom there is less competition among prospective lenders. In the event, however, that such borrowers default on their loans, the Company's competitive position in the finance market may be weakened because of the resulting reduction in the Company's capital base and the loss of funds that otherwise would have been available to the Company for the purpose of making new loans.

(15) ***No Escrow of Funds*** An escrow account will not be established for the proceeds of the offering, because the Company expects to invest such funds for its business purposes substantially as soon as they are received. Therefore, as proceeds from the offering are received by the Company, they will automatically be available for use by the Company.

(16) ***Facilities*** The Company's principal executive offices are on the ground floor of a 3-story building, located at 1708 Locust Street in Philadelphia, Pennsylvania, which the Company purchased from Royal Bank of Philadelphia on May 14, 1997. The purchase price of the 1708 Locust Street building was $325,000. To finance the purchase, the Company obtained a $244,000 mortgage from Royal Bank of Pennsylvania, the seller. In 2000, this mortgage was refinanced and is now held by Willow Grove Bank. Its principal amount at December 31, 2001 was $237,843. The Company intends to lease any space in the building it does not use to a suitable tenant or tenants at then market rate rent. At present, the Company leases the space to Paul Singer's wife for use by Mr. Singer and his family as their personal residence at a rent of $500 per month. The lease expires May 1, 2006, and if the tenant does not renew the lease, the Company will be exposed to a potential loss of rental income if the apartment cannot be leased or can be leased only at a rent lower than the present rent.

(17) ***Subordinated Position of Certain Loans*** The mortgages to be obtained by the Company in connection with its commercial loans may be first mortgages or mortgages subordinate to an existing lien. The Company intends to apply the same lending or credit review standards whether a proposed loan is to be secured by a first or subordinate mortgage. There may be, however, additional risks

associated with making loans secured by subordinate mortgages. These include being subject to greater risk if the market or salvage value of the collateral declines, risk that the first mortgagee will foreclose and that the price realized for the property will be insufficient to pay the subordinate mortgage, and the risk that the Company may be forced to foreclose on its subordinated mortgage and thereby incur additional costs to satisfy all prior liens.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Disclosure Document, potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.

The Company is currently engaged in two lines of business. It acts as a broker in connection with the placement of commercial or residential loans, and it makes direct business loans to commercial borrowers. It is also permitted to make direct residential real estate loans. The business loans made and to be made by the Company are or will be secured primarily by real estate located in Pennsylvania, New Jersey or Delaware, although occasionally other kinds of assets are accepted by the Company as collateral. The Company currently funds its direct loans through the issuance of the Certificates and short-term bank borrowings under a line of credit with a commercial bank. Management of the Company also anticipates that, in certain circumstances, the Company may purchase commercial loans made by other lenders, although the Company currently has no such loans in its portfolio. The Company is not required by law to obtain a license to make commercial loans or purchase existing commercial loans, although the Company is required by law to have a license to act as a residential mortgage banker. The Company's mortgage banker's license enables it to make consumer loans. Commercial loans are loans made to individuals, corporations or other business entities for use by such persons, firms or entities in the conduct of their businesses. The Company expects to continue to act as a mortgage broker after the offering in addition to its commercial lending activities. The Company receives 1%-5% of the amount financed as a brokerage fee for such services. The Company does not currently have any plans to engage in any line of business other than mortgage brokerage and mortgage banking.

The criteria the Company uses to determine the creditworthiness of prospective borrowers include a personal interview, credit report, analysis of tax returns, employment verifications, and personal and business references. Evaluations or appraisals of proposed real estate collateral are usually made by the Company itself, although independent appraisals may be obtained when deemed appropriate. In any event, the Company expects to lend a borrower no more than 50-65% of the borrower's equity in the estimated market or salvage value of the property securing the loan.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s),

state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Company has made and intends to continue making direct commercial and individual loans on the basis of management's judgment as to the value of the real estate which is intended to secure the loan, as well as the creditworthiness of the borrower, also taking into account such factors as the borrower's equity in the real property, stability of income, credit rating, and total indebtedness. The Company's current standards require loans which it makes to have a $10,000 minimum principal amount and a $500,000 maximum principal amount, with a minimum annual interest rate of 14% which is adjusted (upward or downward, but not below 14% per annum) in accordance with changes in the prime rate. There is no formula by which the Company sets interest rates or fees. The Company sets interest rates based on general market conditions, borrower credit, and the Company's cost of funds. Rates currently range from 14% to 17%, with an origination charge of five to ten percent of the amount borrowed at the beginning of the loan. Brokerage fees also depend on market conditions, and range from one to five percent.

The loans made by the Company are usually secured by liens on real estate, although other assets may be accepted as collateral. The Company has made one loan which has an interest rate of less than 14% and has one loan with a principal balance is excess of $500,000. At December 31, 2001, a company owned by Mr. Michael Singer, who is Paul Singer's father, owed the Company $625,000. This loan is due on demand and bears interest at prime plus 9.88%. None of the Company's other loans receivable is due on demand. The principal amounts of the Company's direct business loans generally do not exceed 65% of the unencumbered estimated market or salvage value of the real estate securing the loan. Management of the Company believes that this 65% ratio of loan to value protects the Company from downturns in the real estate market and allows the Company to recover all principal and interest due as well as its collection costs. This same policy also applies to existing commercial loans which the Company purchases. An appraisal is obtained on all real estate used to secure repayment of loans prior to making a loan. The appraisal may be conducted by employees of the Company or by an independent appraiser. If the appraisal is conducted by the Company, it is done by or with the assistance of Mr. Paul Singer, the Company's sole director and officer. Mr. Singer has completed several real estate courses at Temple University in Philadelphia and has 14 years experience in real estate finance. In conducting an appraisal, the following factors, among others, are taken into consideration: the income, if any, generated by the property and comparable sales in the area. Environmental studies of real estate which is intended to secure loans also are obtained at the discretion of the Company's management before the Company makes a loan. The cost of any such appraisals or studies is paid by the borrower. The borrower chooses an environmental consultant to provide an environmental report from a list of consultants approved by, but not affiliated with, the Company. The determination as to whether an environmental investigation or report will be required is made by the Company on a case by case basis, taking into account such considerations as the past and present use of the property. The Company does not normally obtain any environmental insurance with respect to any properties upon which it holds a mortgage. The term of the Company's loans typically is three to five years and may involve the payment of interest only or may provide for principal amortization on a 15-year amortization schedule, in each case with a balloon (lump sum) payment due after three to five years. The Company also may purchase existing loans from other companies. The criteria for purchasing loans are the same as if the Company had directly originated the loan. The mortgages the Company obtains in connection with its commercial loans are either first mortgages or mortgages subordinate to an existing lien. The Company applies the same lending standards whether its loan is secured by a first or subordinate mortgage. There are, however, additional risks associated with making loans secured by subordinate mortgages. See Risk Factor (2). The mortgages granted to the Company by its borrowers contain standard and customary provisions, such as provisions granting the Company the right to recover its attorneys' fees and other costs and expenses in the event of a default. The mortgage also requires the borrower to obtain adequate liability insurance on the property and to pay all taxes thereon. In addition to making commercial loans, the Company also acts as a mortgage broker for residential and commercial loans made by various institutions in the Delaware Valley area. However, the Company does not charge a brokerage commission on loans made by the Company.

In order to increase the amount of business loans it may make, the Company has obtained a line of credit in the maximum amount of $2,000,000 from Fleet Bank which has its principal place of business in Princeton, New Jersey and branch offices located throughout the southeastern Pennsylvania region. The Company's former bank, Summit Bank, was acquired on March 1, 2001 by FleetBoston Financial Corporation, headquartered in Boston, Massachusetts. The line of credit is secured by the mortgages the Company obtains in connection with its commercial loans. The line of credit also constitutes senior secured indebtedness of the Company, and in the event of the Company's liquidation or dissolution, such indebtedness will be repaid prior to the repayment of principal and payment of interest on the Certificates. The line of credit with Fleet Bank is a senior obligation of the Company, secured by a first mortgage lien and financing statement filings under the Uniform Commercial Code on each property which is under a mortgage upon which the bank has taken an assignment. See Risk Factors. The Company's bank advances the Company up to 80% of the aggregate outstanding principal balance of the mortgages securing the line of credit. The advances under the line of credit are used by the Company to make additional business loans. The mortgages obtained in connection with such additional loans are then used by the Company to obtain additional advances which are, in turn, used by the Company to make additional business loans. Under the terms of its loan agreement, the Company pays the bank monthly interest on advances at a variable rate of prime plus 1/4% per annum (subject to adjustment once each year). It is obligated to repay the entire unpaid principal amount of all advances on the line of credit, together with unpaid accrued interest, on the line of credit termination date which is June 30, 2002. However, the Company expects that it will be able to extend its line of credit on the same terms for an additional two years, based on its good credit and payment record with Fleet Bank and its good business relationship with Fleet Bank's loan officer, who acted as loan officer in connection with the Company's former loan with First Union Bank. The Company is current on all payments due to Fleet Bank and is in compliance with all covenants and restrictions in its loan agreement with Fleet Bank.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

The Company provides direct loans to commercial borrowers and also brokers loans for commercial and residential borrowers with other lenders. Both its direct lending and its loan brokerage activities are conducted within the portion of the financial services industry which makes secured loans to persons and entities which generally are unable to obtain financing from a bank. The geographic area in which the Company does business is Pennsylvania, New Jersey, and Delaware. The Company's business is highly competitive. Many financial institutions and other entities are engaged in the same lines of business as the Company. The competition includes small enterprises as well as national corporations, many of which are substantially larger and have access to greater resources (including, without limitation, financial, marketing and administrative resources) than the Company. In addition, many of the Company's larger competitors have corporate or trade names that are considerably better known than the Company. The Company's principal competitors in both direct lending and loan brokerage are subsidiaries of American Business Financial Services, Inc., American Business Credit, Inc. and HomeAmerican Credit, Inc., doing business as Upland Mortgage, which deal respectively with business and residential borrowers with impaired credit. Interbay Funding, LLC is a large commercial lending competitor. The Company also faces strong competition from banks, credit unions, other finance companies, thrift institutions, issuers of credit cards and others, including retailers, who extend credit to the public. Strong competition from larger and better known competitors may cause the Company to lower its credit standards if the Company is unable to find enough borrowers that meet its standards. The Company believes that its current credit standards are as conservative as its competitors' and that the interest rates which the Company receives on loans which it makes are higher than its competitors'. Lenders compete, among other ways, through advertising, the size and length of the loan which the lender is willing to make, the interest rate and other types of finance and service charges, the nature of the risk which the lender is willing to assume, and the type of collateral, if any, required by the lender. The Company believes that it is and will be able to compete in this industry because it is able to act promptly and efficiently to consider a loan request and because of its familiarity with real estate values in its market area. The Company's commercial lending business may be affected by potential downturns in the real estate market and rising interest rates. If the value of the real estate market declines, the value of the security (the mortgages) held by the Company will be jeopardized. In addition, the ability of the Company to make loans to borrowers could be limited because of the decreased value of their real estate. Likewise, if interest rates rise, many potential borrowers may not meet the Company's credit standards or may not seek loans from the Company. In addition, in order to obtain funds, the Company may be forced to pay higher interest rates.

Further, the Company's business may be affected by the usury laws of various states. Usury laws set a maximum limit on the amount of interest that may be charged for certain loans. The Company may not charge a rate of interest in excess of the rate permitted under applicable state usury laws. However, in many states, including Pennsylvania, the usury laws do not apply to loans made for business purposes, although state usury laws may apply to consumer loans. Each state has its own usury laws which the Company expects to comply with before making consumer loans.

The Company also faces substantial competition in its business of selling Investment Certificates from banks and savings banks and other lenders, particularly from those who sell notes or other debt securities to fund commercial lending activities similar to the Company's, such as American Business Financial Services, Inc. Internet banks, such as ING Direct and E-Trade Bank are also providing competition in this line of business. These banks offer an additional inducement to investors of Federal Deposit Insurance on amounts invested. Currently interest rates appear to be headed lower, which could have the effect of making the Company's Investment Certificates more attractive to investors because of their relatively higher interest rates.

In general interest rates decreased during 2001. There may be a negative impact on the Company if money remains available at low rates for any extended period of time, if potential borrowers are able to obtain financing at lower rates than the Company can offer. There is also a positive impact of lower interest rates, because the Company's cost of funds is lower, while the Company's loan interest rates remain fixed. The Company believes that its competitive position is not greatly affected by interest rate changes, because it markets its loans to a limited market, consisting of those who must borrow at higher than normal rates.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) **Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.**

Most of the Company's customers are obtained through recommendations by other customers or by attorneys, bankers, accountants, and mortgage companies. Customers are also obtained through the personal contacts or marketing and sales efforts of the Company's personnel. Persons referring business to the Company may request fees or commissions for recommendations or referrals ranging from 1%-5% of the amount loaned. Such fees or commissions normally are paid solely by the borrower and, in any event, will not be paid from the proceeds of this offering. The Company also advertises its services by direct mail advertising, advertisements in local newspapers, and radio advertising. The Company's receivables at December 31, 2001 totaled $3,210,853. At that date, there was a loan to a company owned by Mr. Michael Singer, who is Paul Singer's father, the balance of which $625,000. This loan accounted for 19.5% of the Company's receivables at December 31, 2001.

(e) **State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.**

As of: **(a recent date)**	12/31/01	None
As of: **(one year earlier)**	12/31/00	None

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

Not applicable.

(f) **State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.**

The Company currently has three full-time employees. They are Paul Singer, its President, a director of investor relations, and an office manager. None of the Company's employees is subject to collective bargaining agreements, and the Company does not expect that any union organizing efforts will be undertaken with respect to its employees. The Company does not expect to have need of more than three to four employees, and expects to hire new employees only as existing employees leave its employ. Under his Employment Agreement with the Company, Paul Singer is entitled to receive annual compensation of $50,000. Mr. Singer also is entitled to receive such bonus or bonuses as may be awarded to him by the Board of Directors. Mr. Singer was paid no bonus in 2000. In 1999, he received a bonus of $36,000, based on the Company's profitability from loan operations during that year and in 2001 he received a bonus of $1,800.

(g) **Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.**

Currently, the Company's principal executive offices are on the ground floor of a 3-story building, located at 1708 Locust Street in Philadelphia, Pennsylvania, which the Company purchased from Royal Bank of Pennsylvania on May 14, 1997. The purchase price of the 1708 Locust Street building was $325,000. To finance the purchase, the Company made an $81,000 deposit, paid $14,854 in settlement prorations and costs and obtained a $244,000 mortgage from Royal Bank of Philadelphia, the seller. This mortgage was subsequently refinanced by Willow Grove Bank. The balance at December 31, 2001 was $237,843. The monthly mortgage payment is $2,070, including interest at 7.75% per annum through October 2004. Beginning in November 2004, the monthly payments will be $2,221, including interest at 3.25% over the five-year U.S. Treasury Note rate. Any remaining balance is due in October 2019. The loan is secured by the Company's land and building at 1708 Locust Street and guaranteed by Paul Singer. The Company leases the remaining space in the building to Paul Singer's wife for $500 per month as a residence for Mr. Singer and his family under a lease which expires May 1, 2006.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company's operations do not depend upon patents or copyrights. Certain information about the way the Company does business is considered by the Company to be unique and proprietary. Pursuant to his Employment Agreement with the Company, Paul Singer has agreed not to divulge any of the Company's confidential or proprietary information (such as lending standards, marketing plans or customer lists) to any other person or entity. The agreement also obligates him to not engage in any investments or activities which will compete with the Company during the term of that agreement and for a period of one year thereafter. The Company intends to require all of its other key employees or consultants to sign non-disclosure or non-competition agreements with substantially similar restrictions. The Company is not a party to any license agreement, nor does the nature of its business require expenditure of funds for research and development.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

In its consumer lending business, the Company is subject to material regulation such as the Pennsylvania Consumer Discount Company Act, the Truth in Lending Act, the Equal Credit Opportunity Act, and the Fair Credit Reporting Act. To the extent that it has made consumer loans, the Company has experienced no difficulty in complying with these regulations, which apply to all consumer lenders. The Company is licensed as a first mortgage broker and as a mortgage banker by the Department of Banking of the Commonwealth of Pennsylvania. In its commercial lending activity, the Company is virtually unregulated. The Company is also subject to regulation under Federal and state law in connection with offering and selling the Investment Certificates. The Pennsylvania Securities Commission has published guidelines for registration of securities similar to the Investment Certificates, including a limitation on borrowings senior to the Investment Certificates and restrictions on redemption of equity securities, payment of dividends on preferred or common stock owned by officers, directors, and controlling shareholders, and the payment of salaries, fees, bonuses, and other forms of compensation to officers and directors, as well as requiring the use of a trust indenture in certain cases. The Company believes it is in compliance with these restrictions.

(j) **State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.**

The Company has no subsidiaries.

(k) **Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).**

The Company has engaged in the normal course of its business during the past five years, and has grown from a start-up company to a company with profitable operations. It has not engaged in any merger, acquisition, spin-off, recapitalization, or stock split. In 1997 it issued 320 shares of additional common stock to Paul Singer in return for his additional investment of $96,000. On January 31, 2001, it issued an additional 680 shares to Mr. Singer for an additional investment of $204,000.

4. (a) **If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.**

Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
Not applicable		

(b) **State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)**

Not applicable

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. **What were net, after-tax earnings for the last fiscal year?**

    Total $ .... ($ .... per share) Not applicable.

6. **If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.**

Offering Price Per Share	=	Not applicable
Net After-Tax Earnings Last Year Per Share		(price/earnings multiple)

7. (a) **What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.**

    Not applicable.

    If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

    Not applicable.

    (b) **State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, any relationship of such persons to the company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)**

    Not applicable.

8. (a) **What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any**

convertible securities offered in this offering.)

If the maximum is sold: ...% Not applicable.

If the minimum is sold: ...% Not applicable.

(b) **What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)**

If maximum is sold: $ ...*/ Not applicable.

If minimum is sold: $ ...*/ Not applicable.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

***/ These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:** Not applicable. **These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be:** Not applicable.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) **The following table sets forth the use of the proceeds from this Offering:**

	If Maximum Sold	
	Amount	%
Total Proceeds	$1,489,813	100.0
Less: Offering Expenses		
Commissions & Finders Fees	0	.0
Legal & Accounting	20,000	0.46

Copying & Advertising	10,000	0.23
Other (Specify):	None	.0
Net Proceeds from Offering	$1,459,813	99.31
Use of Net Proceeds		
Commercial Loans	$1,459,813	100.0
Other Business Uses	$ 0	
Total Use of Net Proceeds	$1,459,813	100.0

To the extent that existing holders of Investment Certificates elect to roll-over their certificates as they become due during the two-year period during which this offering is expected to remain effective, the amount represented by roll-overs will not be new capital coming into the Company, but all amounts reinvested will continue to be used for the purpose of making commercial loans. The Company's loan portfolio is not tied to specific Investment Certificates. Amounts available for loans come from the Company's equity, bank borrowings, and proceeds of the sale of Investment Certificates.

(b) **If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.**

To the extent that less than all of the Certificates are sold, the amount of proceeds available for commercial loans and other business uses will be reduced. If only $30,000 is raised pursuant to this offering, all proceeds will be used to pay the expenses of the offering (which include legal and accounting expenses). The Company expects that its operating expenses, which include salaries, marketing and advertising expenses, will be paid out of interest revenue from mortgages and/or fee income from mortgage brokerage operations rather than from the proceeds of the offering.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) **If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.**

Although financing obtained from sources other than this offering is not necessary for the Company to continue to make business loans, the Company has obtained a bank line of credit in the current maximum amount of $2,000,000 which expires on June 30, 2002. As of December 31, 2001, the amount outstanding on the line of credit was $293,464. The funds made available thereunder will be used to make additional commercial loans. The amount of the line of credit is directly related to the amount of mortgages in the Company's portfolio since the line of credit is secured by the mortgages obtained by the Company. The Company's lending bank currently lends the Company up to 80% of the value of the underlying collateral. However, the Company intends to maintain a ratio of total debt to tangible shareholders' equity of not more than eight to one, so the Company's ability to increase its borrowings, and consequently its ability to make additional loans, may be limited by its available equity capital. Additionally, the Company's loan agreement with the bank requires that the Company maintain a ratio of total debt to tangible net worth of not more than eight to one, thus the Company's ability to increase its borrowings, and consequently its ability to make additional loans, may also be limited by its tangible net worth.

(b) **If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.**

The Company does not intend to use the proceeds of this offering to discharge any existing indebtedness of the Company except (1) for the payment of expenses incurred in connection with this offering, and (2) to the extent the management of the Company determines that there is no immediate need to fund new loans with the proceeds of this offering, The Company may elect to pay down the line of credit to save interest expense and to draw again on the line of credit when necessary to make new loans.

(c) **If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.**

Not applicable.

(d) **If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:**

The Company does not intend to use the proceeds of this offering to reimburse any officer, director, employee or stockholder for services already rendered or assets previously transferred. However, it may use the proceeds of this offering to reimburse Mr. Paul Singer, the Company's sole officer, director, and stockholder, for monies loaned or advanced, to the extent the management of the Company determines that there is no immediate need to fund new loans with the proceeds of this offering, there is availability under the Company's line of credit. At December 31, 2001. the balance of the Company's indebtedness to Mr. Singer was $87,722. Mr. Singer's loans to the Company are due on demand and bear interest at an annual rate of 7.5%. As of January 31, 2001 Mr. Singer converted $204,000 of the Company's indebtedness to him to common stock of the Company, receiving 680 shares of the stock in addition to his other holdings.

11. **Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.**

The Company is no experiencing a shortage in operating cash flow. The Company is not in default or breach of any note, loan, lease, or other indebtedness or financing arrangement requiring the Company to make payments. The Company's trade payables have been paid within normal terms, and the Company expects to continue this practice. The Company is not subject to any unsatisfied judgments, liens, or settlement obligations. During the next 12 months, the Company intends to continue making business loans from the proceeds of this offering, as well as from advances under its bank line of credit. The Company's ability to repay the holders of the Certificates as well as repay the line of credit depends to a large extent upon the Company's receipt of repayment of its business loans. See Question 2 -- Risk Factors. To the extent that the Company does not receive adequate payments from its borrowers during the next 12 months, it may be forced to seek additional funds to repay the holders of the Certificates or its lending bank. Such additional funds could be obtained through the issuance of additional securities by the Company, additional capital contributions, the sale by the Company of its business loans to a third party, or other sources. In the event that all of the Company's assets are pledged for other indebtedness, it is unlikely that a bank or financial institution will extend additional funds. Furthermore, the Company may not be able to obtain additional financing on favorable terms or at all.

12. **Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.**

If all of the Certificates are sold, the offering will satisfy the Company's cash requirements for the next 24 months. If substantially less than all of the Certificates offered hereby are sold, the Company does not anticipate the need for additional funds in order to meet its commitments. However, the amount of business loans the Company will be able to make likely will be limited. Furthermore, if the Company cannot find borrowers on favorable terms, it may not be able to make loans. In such event, any proceeds from the sale of Certificates may be applied towards purchasing loans generated by others, for the redemption of some or all of the Certificates or for other purposes. Even if the Company is unable to make new loans, which management of the Company considers unlikely, the Company will still be obligated to pay interest and repay principal on all unredeemed Certificates.

CAPITALIZATION

13. **Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:**

	Amount Outstanding		
	As of: 12/31/01	As Adjusted Minimum	Maximum
Debt:			
Short-term debt (average interest rate ___%)	$293,464	NA	$293,464
Long-term debt (average interest rate variable)	$3,004,322	NA	$4,494,135
Total debt	$3,297,786	NA	$4,787,599
Stockholders equity (deficit):			
Preferred stock - par or stated value (by class of preferred in order of preferences) 500,000 shares authorized; none issued			
Common stock - par or stated value	$600,000	NA	$600,000
Additional paid in capital			
Retained earnings (deficit)	$128,034	NA	$128,034
Total stockholders equity (deficit)	$728,034	NA	$728,034
Total Capitalization	$4,025,820	NA	5,515,633

In the event that the entire offering is sold, the Company will remain in compliance the debt-to-equity ratio required by Fleet Bank, because subordinated debt, including the Investment Certificates, is considered equity under Fleet Bank's definition of equity as shareholders' equity, plus subordinated debt, less intangible assets. However, the Company will only be able to meet the eight-to-one debt to equity ratio if it obtains additional equity investment, either from Paul Singer or another investor. To the extent that current holders of Investment Certificates roll-over their certificates in this offering, the total amount of new debt will be less than $4,237,991 which is the amount of new debt shown in the above chart.

Number of preferred shares authorized to be outstanding:

Number or Par Value

Class of Preferred	Shares Authorized	Per Share
Preferred Stock	500,000	None

Number of common shares authorized: 10,000 **shares. Par or stated value per share, if any: $** None

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 **shares.**

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[ ] Common Stock
[ ] Preferred or Preference Stock
[X] Notes or Debentures
[ ] Units of two or more types of securities composed of: ....
[ ] Other: ....

15. These securities have:

Yes No

[ ] [X] Cumulative voting rights

[ ] [X] Other special voting rights

[ ] [X] Preemptive rights to purchase in new issues of shares

[ ] [X] Preference as to dividends or interest

[ ] [X] Preference upon liquidation

[ ] [X] Other special rights or preferences (specify):

Explain:

Not applicable.

16. Are the securities convertible? [ ] Yes [X] No

If so, state conversion price or formula. Not applicable.

Date when conversion becomes effective: Not applicable.

Date when conversion expires: Not applicable.

17. (a) If securities are notes or other types of debt securities:

(1) What is the interest rate? ...% (multiple rates, depending on date of issue)

If interest rate is variable or multiple rates, describe: ....

The interest rate for each Certificate is fixed for the term of the Certificate and is not less than one percent greater than the average of the two highest rates then being paid by Wachovia National Bank, Mellon Bank and PNC Bank (or their successors) on instruments or certificates (such as certificates of deposit) having substantially similar denominations and maturities as the Certificates being issued by the Company. The interest rates on the Certificates are determined by Paul Singer, the Company's sole director, taking into account current business and market conditions. The Company anticipates that the interest rates per annum on the Certificates will vary between an approximate minimum rate of 6% and an approximate maximum rate of 12%. The minimum and maximum fixed interest rates which are offered will change from time to time in response to current business and market conditions.

The interest rates for new Certificates are set each Wednesday morning at the start of business based on the rates being paid by the banks named in the preceding paragraph on or as of the previous day's close of business. Such rates are paid on all Certificates issued between the start of business on that Wednesday and the close of business on the following Tuesday. Interest is calculated and accrues daily. To determine the current rates, prospective investors in the Certificates should call the Company at (215) 893-9722 or (877) SINGER-NOW.

For investments in the Certificates in aggregate amounts of less than $10,000, interest is payable annually or at maturity, at the Certificateholder's option. For aggregate investments of $10,000 or more, interest is payable monthly, quarterly, annually or at maturity, at the Certificateholder's option.

All Certificates are issued in fully registered form as to both principal and interest. The Company is entitled to treat the registered holder shown on its records as the owner of the Certificate for all purposes. Ownership of a Certificate may be registered in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common or as tenants by the entireties, and payment of principal and interest on any Certificates so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

(2) **What is the maturity date? ../../..** The Certificates have variable maturity dates, as selected by the investor, ranging from 12 months to 180 months.

If serial maturity dates, describe:

The Company is offering Certificates with maturities of 12 months, 36 months, 60 months, 84 months, 120 months, and 180 months. When a Certificate matures, unless the holder or the Company otherwise elects, it is automatically rolled-over into a new fixed rate subordinated investment certificate of the series then being offered by the Company, or at the Company's option, the Company may extend the term of the maturing Certificate for the same term as the maturing Certificate, unless the holder presents the Certificate for payment within 30 days after its maturity date, or the Company gives the holder seven days prior written notice that it intends to redeem the Certificate at maturity. The new or extended Certificate, whichever is the case, will bear interest at the then current interest rate for newly issued certificates of that series or, at the Company's option, at the same interest rate as the maturing Certificate. It is expected that the terms of future series of the Company's subordinated investment certificates will include similar rollover and extension provisions. This offering includes an offering to current holders of Investment Certificates whose Certificates mature while this offering is in effect with respect to the roll-over or reinvestment of principal or principal and interest of her or his Investment Certificate upon its maturity. Each Investment Certificate holder is furnished with an updated copy of this Offering Circular, together with the Company's most recent financial statements prior to the maturity of her or his Investment Certificate. A certificate may be redeemed by the holder at any time after 30 days following the date of its original issuance upon the death of any of the registered holder(s). Such notice shall state the then current interest rate and shall include a disclaimer that interest rates change weekly and that the holder should contact the Company by telephone to obtain the interest rate effective as of the date of maturity. The Company shall also send one copy of the Company's then current Offering Circular to the holder within 30 days prior to the date of maturity of the certificate if the Company does not send a copy of the then current Offering Circular to all certificate holders at least annually.

(3) Is there a mandatory sinking fund?

[ ] Yes [X] No

Describe: Not applicable.

(4) Is there a trust indenture? [ ] Yes [X] No

Name, address and telephone number of Trustee

Not applicable.

(5) Are the securities callable or subject to redemption? [X] Yes [ ] No

Describe, including redemption prices:

The Company has the right, at its option, to call any of the Certificates for redemption before maturity in whole or in part, at any time or from time to time. If a Certificate is redeemed before maturity, the holder will be paid an amount equal to the face value of the Certificate plus any accrued interest through the date of redemption, plus a prepayment premium of one-half of one percent per year through the maturity of the Certificate being redeemed, compounded annually as of the date of redemption. The Company may redeem the Certificates in part, in which event the holder receives payment of a portion of the face value of the Certificate, as well as accrued interest on the redeemed portion through the date of partial redemption, plus a prepayment premium of one-half of one percent per year through the maturity of the portion of the Certificate being redeemed. In the event of a partial redemption, the partial redemption applies to all Certificateholders regardless of the series of Certificate or interest rate thereon. The Company will give the holder not less than 30 days prior written notice by registered mail (to the last address for the Certificateholder appearing on the Company's records) of each redemption, specifying the principal amount of the Certificates to be redeemed and the redemption date. The principal amount of the Certificate specified in the notice, together with interest accrued and unpaid thereon to the date of redemption plus the applicable prepayment premium, is due and payable on the redemption date.

The Company may, in its discretion, redeem Certificates of one series without redeeming Certificates of any other series and may redeem Certificates bearing one rate of interest without redeeming Certificates of the same series bearing a different rate of interest. In case of redemption by the Company of less than all of the Certificates bearing the same rate of interest, the Company will select the Certificates to be redeemed by lot or by another method which the Company deems fair and appropriate.

The notice of redemption to be given by the Company to the affected Certificateholders will contain detailed redemption instructions. Included in such notice will be delivery procedures and instructions for delivery of the Certificates to the Company, the effective date of the redemption and related matters. Any interest due in connection with the redemption will be accrued through the date of the redemption. Upon delivery to the Company of the Certificate to be redeemed, together with related documentation, a check in the appropriate amount will promptly be forwarded to the holder of the redeemed Certificate.

(6) Are the securities collateralized by real or personal property?

[ ] Yes [X] **No** **Describe:** The Certificates are unsecured.

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

The principal due on the Certificates and any accrued interest are subordinated debt. In the event of the Company's bankruptcy or liquidation, holders of the Certificates will be entitled to be paid principal and interest on the Certificates only after the payment in full of all of the Company's other indebtedness for borrowed money or otherwise, whether incurred before or after the issuance of the Certificates, and including the Company's indebtedness to its bank under its line of credit, the Company's indebtedness to affiliates such as Paul Singer, and the Company's indebtedness to trade creditors. There is no limit on the amount of indebtedness which the Company may incur to which the Certificates would be subordinated.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? As of December 31, 2001, $619,029 , including a loan payable to Paul Singer of $87,722. In addition to the loan by Mr. Singer, the Company's senior indebtedness is comprised of its loan from Fleet Bank and the mortgage payable to Willow Grove Bank, secured by the Company's building at 1708 Locust Street. The Company is current on all payments required by senior indebtedness and is in compliance with all senior debt agreement covenants.

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? All Certificates are entitled to payment on a pari passu basis. If all Certificates offered hereby are sold, there would be $4,256,292 of pari passu indebtedness. $2,766,479 in Certificates were sold by the Company in previous Regulation A offerings and were outstanding as of December 31, 2001.

How much indebtedness is junior (subordinated) to the securities? None.

(b) **If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.**

	Year Ended December 31, 2001		
			Pro Forma
	Actual	**Minimum**	**Maximum**
"Earnings" = **-----------------** **"Fixed Charges"**		23.2%	23.2%

If no earnings show "Fixed Charges" only

Not applicable.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: Not applicable.

Are unpaid dividends cumulative? [ ] Yes [ ] No

Are securities callable? [ ] Yes [ ] No

Explain: Not applicable

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision

or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Not applicable.

20. Current amount of assets available for payment of dividends if deficit must be first made up (show deficit in parenthesis):

Not applicable.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Not applicable.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or other-wise making introductions in furtherance of this offering.)

Not applicable.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Not applicable.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Paul Singer (President of the Company)
Singer Financial Corp.

1708 Locust Street
Philadelphia, PA 19103
Telephone No. (215) 893-9722 or (877) SINGER-NOW

The Company will sell the Investment Certificates directly, without an underwriter or selling agent. The Investment Certificates will be sold by Mr. Singer who, under Rule 3a4-1(a) of the Exchange Act, is deemed not to be a broker. In accordance with the provisions of Rule 3a4-1(a), Mr. Singer will not be compensated by commission, will not be associated with any broker or dealer and will limit his activities so that, among other things, he does not engage in oral solicitations of, and will comply with certain specified limitations when responding to inquiries from, potential purchasers.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Not applicable.

Will the certificates bear a legend notifying holders of such restrictions?

[ ] **Yes** [ ] **No** Not applicable.

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not applicable.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not applicable.

Will interest on proceeds during escrow period be paid to investors?

[ ] **Yes** [ ] **No** Not applicable.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

All of the currently issued and outstanding shares of common stock are restricted securities within the meaning of Rule 144 promulgated under the Securities Act of 1933, and cannot be resold without registration under the Act, except in reliance on Rule 144 or another applicable exemption from registration.

Note: Equity investors should be aware that unless the Company is able to complete a further public

offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has not within the last five years paid dividends, made distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: **Title:** President and Chief Executive Officer
Name: Mr. Paul Singer **Age:** 37

Office Street Address:
1708 Locust Street
Philadelphia, PA 19103

Telephone No.: (215) 893-9722 or
(877) SINGER-NOW

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Before forming the Company in October 1992, Mr. Singer was a mortgage broker with Treecorp Financial Inc. From October 1990 through August 1992, Mr. Singer brokered residential and commercial loans. From 1988 to 1990, Mr. Singer was employed by Scott Finance Company and Scott Consumer Discount Co., where he managed all phases of the business. Scott Finance Company and Scott Consumer Discount are owned by Mr. Singer's father, Mr. Michael Singer. The businesses of those companies were commercial and consumer loans, respectively, with loans ranging in size from $10,000 to $200,000, all secured by real estate. From 1986 to 1988, Mr. Singer was the founder and President of Credit Recovery System and Collection Agency which specialized in collecting delinquent accounts for small businesses. Additionally, from 1988 to 1996, Mr. Singer was a member of the Board of Directors of Market Street Building and Loan Association, which is a thrift institution located in Philadelphia, Pennsylvania which is owned by Mr. Singer's father, Mr. Michael Singer. Since 1992, Mr. Singer has served continuously as President, Chief Executive Officer, Chief Financial Officer, and Secretary of he Company.

Education (degrees, schools, and dates):

Mr. Singer received a B.S. Degree in Finance from Philadelphia College of Textiles and Science in 1988.

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Singer is a full-time employee of the Company.

30. Chief Operating Officer: Title: ....

Mr. Singer also serves in this capacity.

31. Chief Financial Officer: Title: ....

Mr. Singer also serves in this capacity.

32. Other Key Personnel:

Not applicable.

DIRECTORS OF THE COMPANY

33. Number of Directors: 1 **If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:**

Paul Singer is the sole director of the Company and has served as sole director since 1992. The Company currently has no outside directors.

34. Information concerning outside or other Directors (i.e. those not described above):

Not applicable.

35. (a) **Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?**
[X] Yes [ ] No

Explain:

As set forth above (see Question 29), prior to founding the Company, Mr. Paul Singer was active for over 6 years as a mortgage broker. Mr. Singer has extensive experience in making direct loans.

(b) **If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.**

Not applicable. Mr. Singer was not subject to any restrictive covenant in any prior employment relationship.

(c) **If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start- up or development stage and describe the circumstances, including relevant dates.**

Not applicable.

(d) **If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.**

Not applicable.

(e) **If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.**

Not applicable.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not applicable.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

As of December 31, 2001:

Class	Average Price	No. of Shares	% of	Held After Offering if All	% of

Name:	of Shares	Per Share	Now Held	Total	Securities Sold	Total
Paul Singer	Common Stock	$300.00	2,000	100	2,000	100

Office Street Address:
1708 Locust Street
Philadelphia, Pa 19103

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: _____ shares (____ of total outstanding)

After offering: (a) Assuming minimum securities sold:

.... shares (...% of total outstanding)

(b) Assuming maximum securities sold:

.... shares (...% of total outstanding)

Mr. Singer owns, and will own after the offering, 100% of all shares of the Company.

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, key personnel or principal stockholders are related by blood or marriage, please describe.

Not applicable.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The Company has made a loan to a company owned by Mr. Michael Singer, who is the father of Paul Singer, the Company's sole stockholder. At December 31, 2001, the amount owed to the Company was $625,000. This loan is due on demand and bears interest at 9.88%. None of the Company's other loans receivable is due on demand, and all of the other loans made by the Company have an interest rate of 14% or higher. The Company's current standards require loans which it makes to have a $10,000 minimum principal amount and a $500,000 maximum principal amount, with a minimum annual interest rate of 14% which is adjusted (upward or downward, but not below 14% per annum) in accordance with changes in the prime rate.

Mr. Paul Singer, the Company's sole officer, director and shareholder, has made a loan to the Company. At December 31, 2001 the amount owed to Mr. Singer was $87,722. This loan is due on demand and bears interest at an annual rate of 7.5%.

The Company has entered into a lease for the portion of its building at 1708 Locust Street that is not used for business purposes with Paul Singer's wife for use by Mr. Singer and his family as their personal residence at a rent of $500 per month. The lease expires May 1, 2006. Mr. Singer has personally guaranteed payment of all amounts due under the mortgage to Willow Grove Bank.

(c) **If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.**

Not applicable.

40. (a) **List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:**

	Cash	**Other**
Chief Executive Officer	$ 51,800	$----------
Chief Operating Officer	------------	$----------
Chief Accounting Officer	------------	------------
Key Personnel:		
------------------------	------------	------------
------------------------	------------	------------
------------------------	------------	------------
Others:		
------------------------	------------	------------
------------------------	------------	------------

------------------------	------------	------------
Total:	$51,800	$-----------
Directors as a group (number of persons 1)	$51,800	$-----------

All of such compensation was in the form of commissions paid to Mr. Singer for his services as a mortgage broker. Such commissions were in an amount determined by the Board of Directors. Mr. Singer is the sole member of the Board of Directors. Mr. Singer is currently entitled to receive up to a maximum of $50,000 annually. Mr. Singer also is entitled to receive such bonus or bonuses as may be awarded to him by the Board of Directors. See Question 40(c) below.

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

See Question 40(c) below.

(c) If any employment agreements exist or are contemplated, describe:

Paul Singer is a party to a five-year Employment and Non-Competition Agreement with the Company which commenced on January 1, 2001 and expires on December 31, 2005. The Agreement will be automatically renewed from year to year after 2005 unless terminated by either party. The Agreement provides for annual compensation not to exceed $50,000, payable in the form of 25% of the Company's brokerage commission fee income and 10% of the Company's interest income. Mr. Singer also is entitled to receive such bonus or bonuses as may be awarded to him by the Board of Directors. Since Mr. Singer is currently the sole Director, he has the unilateral ability to determine his bonus, if any. Mr. Singer received no bonus in 2000, and received a $36,000 bonus in 1999, the amount of which was based on the Company's profitability during 1999 and in 2001 he received a bonus of $1,800. The Employment Agreement requires Mr. Singer to devote his full time and attention to the business and affairs of the Company, and obligates him not to engage in any investments or activities which compete with the Company during the term of the Agreement and for a period of one year thereafter.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: .... shares (number of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

Not applicable.

(b) Number of common shares subject to issuance existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 **shares.**

(c) **Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.**

Not applicable.

42. **If the business is highly dependent on the services of certain key personnel, describe any arrangement to assure that these persons will remain with the Company and not compete upon any termination:**

Paul Singer is a party to a five-year employment agreement with the Company which commenced on January 1, 2001 and expires on December 31, 2005. The Agreement will be automatically renewed from year to year after 2005 unless terminated by either party. The Employment Agreement requires Mr. Singer to devote his full time and attention to the business and affairs of the Company and obligates him not to engage in any investments or activities which compete with the Company during the term of the Agreement and for a period of one year thereafter.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. **Describe any past, pending or threatened litigation or administrative action which has held or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.**

There is no past, pending or threatened litigation which has had or may have a material effect upon the Company's business, financial condition or operation. However, a past administrative proceeding had an effect upon the Company's business, financial condition and operation. On June 5, 1997, the Pennsylvania Securities Commission issued an Order pursuant to which it declared that the Company violated Section 201 of Pennsylvania Securities Act of 1972 (1972 Act) when it sold Subordinated Investment Certificates in the Commonwealth of Pennsylvania without registering such offers and sales with the Commission. Section 201 requires the registration of the offer and/or sale of securities in the Commonwealth of Pennsylvania unless the security or transaction is exempt from registration. Subordinated Investment Certificates qualify as securities. From 1995 to 1997, the Company sold Subordinated Investment Certificates in Pennsylvania pursuant to a prior Regulation A offering effective in Delaware and New Jersey without registering any of the offers or sales with the Pennsylvania Securities Commission. The Company did not satisfy the requirements of any exemption from registration. The Order issued by the Commission (i) required that the Company disclose the Order and the rescission offer in this Form 1-A as well as in past and future filings for registration or exemption pursuant to Sections 202, 203, 205, or 206 of the 1972 Act, (ii) prohibited the Company from selling any securities in the Commonwealth of Pennsylvania in reliance upon exemptions contained in Sections 203(d), (l) or (j) of the 1972 Act for the period of one year from the date of the Order,

(iii) required the Company to retain the services of experienced securities counsel for a period of five years from the date of the Order for purposes of complying with the registration provisions of Section 201 of the 1972 Act in making any filings with the Commission required by the 1972 Act, (iv) required the Company to complete a rescission offering for the Subordinated Investment Certificates sold to Pennsylvania residents for the period of June 27, 1995 through March 21, 1997 in accordance with Section 504(d) of the 1972 Act within sixty days of the date of the Order, (v) directed the Company to pay legal and investigative costs in the amount of $500.00 to the Commission within thirty days from the date of the Order, and (vi) directed the Company to comply with the provisions of the 1972 Act, pursuant to Section 201 thereof. In order to settle the Pennsylvania Securities Commission's investigation that the Company violated certain Pennsylvania securities laws and while not admitting or denying liability, the Company consented to the entry of an order by the Pennsylvania Securities Commission that the Company violated Section 201 of the 1972 Act by failing to register the offer and sale of these securities with the Commission. The total purchase price of the certificates the Company was required to offer to rescind equaled $51,200. The Company completed the rescission offer, as directed, and paid the only Certificateholder to accept the offer $1,049, his investment plus interest.

On October 14, 1999, the Company's most recent Regulation A Offering became effective, and was registered in Pennsylvania by coordination under Section 205 of the 1972 Act. The effectiveness of this registration beyond one year was dependant upon the Company's filing Form 207-J before October 14, 2000. Such a form was prepared, but the Company learned in May 2001 that the filing was not received by the Pennsylvania Securities Commission. During the period October 14, 2000 and May 4, 2001, certificates with a principal amount of $146,834 were sold to residents of Pennsylvania. The Company has agreed to include in this offering an offer of rescission to each Pennsylvania resident who purchased a Certificate during this time period and to offer to repurchase any such certificate for an amount equal to its principal amount plus interest at 6% per annum through the date of rescission, less any interest payments already made. This offer of rescission will be made immediately upon authorization by the Securities and Exchange Commission and the Pennsylvania Securities Commission and will be open for a period of 30 days. The Company will provide a copy of this Offering Circular to each affected purchaser and will provide a form by which any purchaser so desiring will be permitted to elect to rescind her or his purchase and receive an immediate refund of all amounts paid, together with interest at the rate of six percent per year from the date of purchase, as required by applicable regulations of the Pennsylvania Securities Commission.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in the offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Not applicable.

Name of Tax Advisor: Not applicable.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

At December 31, 2000 a company owned by Mr. Michael Singer, who is Paul Singer's father, owed the Company $625,000. This loan is due on demand and bears interest at 9.88%. None of the Company's other loans receivable is due on demand. Other than this loan receivable which is payable on demand, the Company's current standards require loans which it makes to have a $10,000 minimum principal amount and a $500,000 maximum principal amount, with a minimum annual interest rate of 14% which is adjusted (upward or downward, but not below 14% per annum) in accordance with changes in the prime rate.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

See attached financial statements, pages F-1 through F-11.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company operated at a profit during its most recent fiscal year, ended December 31, 2001.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The fluctuation of interest rates or real estate values could impact the Company's business. In this regard, a decline in real estate values may jeopardize the value of the security (*i.e.*, real estate mortgages) for the Company's business loans. In addition, the ability of the Company to make loans to borrowers could be limited because of the decreased value of the borrower's real estate which would be the collateral for the loan. Likewise, if interest rates rise, many potential borrowers may not meet the Company's credit standards. In addition, if the Company is required to borrow funds to finance its operations, the Company likely will be forced to pay higher interest rates. Finally, if interest rates rise, many potential borrowers may not seek loans from the Company. The Company anticipates that interest rates will decrease over the next 12 months, in which case its cost of funds will decrease, to its advantage, but the rates at which it is able to lend money may also decrease, which may affect the Company's profitability. If, on the other hand, interest rates increase, the Company should experience increased loan demand, as other lenders tighten their lending requirements.

The following is an aging schedule on a contractual basis as of December 31, 2001, showing the performance of the Company's receivables in accordance with contractual terms:

	No. Accts.	Unpaid Balances	%
Contractual Terms -- All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	22	$2,344.929	86.4%
60 - 89 days (3 payments in arrears)			
90 - 179 days (4 to 6 payments in arrears)			

180 - 269 days (7 to 9 payments in arrears)			
270 days or more (10+ payments in arrears)	1	368,648	13.6%
Total Outstanding	23	2,713,577	100%

The Company's credit losses for each of its last two fiscal years were as follows:

	2000	2001
Balance Beginning of Period	None	None
ADD:		
Bad Debts Recovered		
Other Credits (Detail)		
DEDUCTIONS:		
Losses Charged	None	None
Other Charges (Detail)		
Balance End of Period	None	None

Because the Company's loans are backed by real estate, mortgaged to Company, and because the Company's loan-to-value ratio is at the level of 65% or less, the Company has not had, and does not anticipate having, any credit losses.

The Company believes that the loan more than 90 days in arrears is fully collectible, including all costs of collection, being secured by real estate at a loan-to-value ratio of 50%. Accordingly, the Company has not established a reserve on its financial statements for this loan. The Company's policy is not to write off loans that management considers fully secured, regardless of the age of the account delinquency.

Some statements contained in this offering circular are forward looking and subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical and anticipated results or other expectations expressed herein.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ...%. what is the anticipated gross margin for next year of operations? Approximately ...%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Not applicable.

50. Foreign sales as a percent of total sales for last fiscal year: ...%.
Domestic government sales as a percent of total domestic sales for last fiscal year: ...%. Explain the nature of these sales, including any anticipated changes:

Not applicable.

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

Stockholder and Director
Singer Financial Corp.
Philadelphia, Pennsylvania

We have audited the accompanying balance sheets of SINGER FINANCIAL CORP. as of December 31, 2001 and 2000, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Singer Financial Corp. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Fishbein & Company, P.C.

FISHBEIN & COMPANY, P.C.

Elkins Park, Pennsylvania
January 14, 2002

SINGER FINANCIAL CORP.

BALANCE SHEETS

ASSETS

	December 31, 2001	December 31, 2000
Cash	$ 374,637	$ 61,710
Loans receivable	3,210,853	3,701,248
Accrued interest receivable	59,218	69,600
Prepaid expenses	5,689	2,258
Property and equipment - Net of accumulated depreciation of $52,026 - 2001 and $40,707 - 2000	331,841	340,842
Financing costs - Net of accumulated amortization of $100,099 - 2001 and $112,564 - 2000	156,796	118,791
	$4,139,034	$4,294,449

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
LIABILITIES		
Notes payable - Bank	$ 531,307	$1,702,207
Subordinated investment certificates (Including accrued interest of $229,897 - 2001 and $166,838 - 2000	2,766,479	1,683,162
Accounts payable and accrued expenses	3,062	21,429
Demand note payable - Stockholder	87,722	408,470
Income taxes payable	16,930	3,400
Deferred income taxes	5,500	5,500
	3,411,000	3,824,168
STOCKHOLDER'S EQUITY		
Preferred stock - No par value Authorized 500,000 shares Issued and outstanding - None		
Common stock - No par value Authorized 10,000 shares Issued and outstanding - 2,000 shares (1,320 shares - 2000)	600,000	396,000
Retained earnings	128,034	74,281
	728,034	470,281
	$4,139,034	$4,294,449

See notes to financial statements.

SINGER FINANCIAL CORP.

STATEMENTS OF INCOME

	Year Ended December 31,	
	2001	2000
INCOME		
Interest		
Interest income	$ 551,388	$ 537,829
Interest expense	315,512	325,122
Net interest income	235,876	212,707
Brokerage fees	95,935	50,755
	331,811	263,462
OPERATING EXPENSES		
General and administrative	206,978	203,849
Depreciation and amortization	58,620	53,502
	265,598	257,351
INCOME FROM OPERATIONS	66,213	6,111
RENTAL INCOME	7,000	9,000
INCOME BEFORE INCOME TAXES	73,213	15,111
INCOME TAXES	19,460	3,400
NET INCOME	$ 53,753	$ 11,711

See notes to financial statements.

SINGER FINANCIAL CORP.

STATEMENTS OF STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock			
	Number of Shares	Amount	Retained Earnings	Total
BALANCE - JANUARY 1, 2000	1,320	$ 396,000	$ 62,570	$ 458,570
Net income			11,711	11,711
BALANCE - DECEMBER 31, 2000	1,320	396,000	74,281	470,281
Issuance of common stock	680	204,000		204,000
Net income			53,753	53,753
BALANCE - DECEMBER 31, 2001	2,000	$ 600,000	$ 128,034	$ 728,034

See notes to financial statements.

SINGER FINANCIAL CORP.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 53,753	$ 11,711
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Amortization of loan origination costs (fees) - Net	(103,653)	(82,008)
Depreciation of property and equipment	11,319	10,426
Amortization of financing costs	47,301	43,076
Increase in accrued interest on subordinated investment certificates (Includes $78,287 - 2001 and $17,882 - 2000 added to principal)	133,630	47,382
(Increase) decrease in accrued interest receivable	10,382	(43,336)
Increase in prepaid expenses	(3,431)	(434)
Increase (decrease) in accounts payable and accrued expenses	(18,367)	13,107
Increase (decrease) in income taxes payable	13,530	(9,600)
Net cash provided by (used in) operating activities	144,464	(9,676)
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans originated	(714,414)	(1,352,033)
Loan payments received	1,308,462	1,004,271
Purchase of property and equipment	(2,318)	(18,870)
Net cash provided by (used in) investing activities	591,730	(366,632)
CASH FLOWS FROM FINANCING ACTIVITIES		
Financing costs incurred	(85,306)	(36,821)
Proceeds of note and mortgage payable - Bank	220,000	880,819
Principal payments on note and mortgage payable - Bank	(1,390,900)	(534,994)
Proceeds from issuance of subordinated investment certificates	995,969	281,825
Principal payments on subordinated investment certificates	(46,282)	(91,552)
Net principal payments on demand note payable - Stockholder	(116,748)	(72,870)
Net cash provided by (used in) financing activities	(423,267)	426,407
NET INCREASE IN CASH	312,927	50,099
CASH - BEGINNING	61,710	11,611
CASH - ENDING	$ 374,637	$ 61,710
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for		
Interest	$ 280,409	$ 286,865
Income taxes	5,930	13,000

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 2001, $204,000 of the demand note payable - stockholder was converted to common stock.

During the year ended December 31, 2000, the note payable - bank with a balance of $1,267,649 was paid in full with the proceeds of a new note payable - bank.

See notes to financial statements.

SINGER FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company makes commercial loans to customers in Pennsylvania, New Jersey and Delaware, is a broker of commercial mortgage loans and a licensed broker of residential mortgages in Pennsylvania, and is subject to the risk associated with the real estate and mortgage loan markets in those areas.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its cash balances in one bank. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At times, the balances may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

Loans Receivable and Allowance for Credit Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Loan origination fees net of direct costs are deferred and amortized to interest income over the term of the loans using the interest method. Unamortized amounts are recognized in income when the loans are sold or paid in full.

An allowance for credit losses is provided as necessary based upon the expected collectibility of loans outstanding. At December 31, 2001 and 2000, no allowance for credit losses was deemed necessary.

Property and Equipment and Depreciation

Property and equipment are stated at cost. Expenditures for additions, renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is credited or charged to operations. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (ranging from 5 to 40 years).

Financing Costs and Amortization

Financing costs of $4,405 incurred in obtaining the mortgage payable - bank are being amortized using the straight-line method over the twenty-year term of the agreement.

Financing costs of $252,490 and $226,950 at December 31, 2001 and 2000, respectively, incurred in connection with the public offering of subordinated investment certificates, are being amortized using the interest method over the term of the certificates.

Interest Income

Interest income from loans receivable is recognized using the interest method. Accrual of interest income is suspended when the receivable is contractually delinquent for ninety days or more. The accrual is resumed when the receivable becomes contractually current, and past due interest income is recognized at that time. In addition, a detailed review of receivables will cause earlier suspension if collection is doubtful.

SINGER FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

Advertising costs are charged to expense as incurred. Total advertising costs, included in general and administrative expenses, were $2,081 and $20,305 for the years ended December 31, 2001 and 2000, respectively.

Income Taxes

Deferred income taxes are provided for the temporary difference in financial and income tax reporting of the recovery of the cost of property and equipment. For financial reporting, depreciation is provided as described above. For income tax reporting, the cost of property and equipment is being recovered using the methods and lives prescribed by the Internal Revenue Code.

2. LOANS RECEIVABLE

	December 31,	
	2001	2000
Real estate secured loans	$2,713,577	$3,239,375
Related company (see Note 6)	625,000	625,000
Unamortized origination costs (fees) - Net	(127,724)	(163,127)
	$3,210,853	$3,701,248

At December 31, 2001, the contractual maturities of real estate secured loans receivable are as follows:

	2002	2003	2004	2005	2006	Total
Real estate secured loans	$ 194,886	$ 119,036	$1,230,324	$ 609,691	$ 559,640	$2,713,577
Unamortized origination costs (fees) - Net	(37,616)	(34,663)	(29,768)	(16,475)	(9,202)	(127,724)
	$ 157,270	$ 84,373	$1,200,556	$ 593,216	$ 550,438	$2,585,853

It is anticipated that a substantial portion of the loan portfolio will be renewed or repaid before contractual maturity dates. The above tabulation, therefore, is not to be regarded as a forecast of future cash collections.

3. PROPERTY AND EQUIPMENT

	2001	2000
Land	$ 66,977	$ 66,977
Building	267,907	267,907
Building improvements	14,900	14,900
Office furniture and equipment	34,083	31,765
	383,867	381,549
Less accumulated depreciation	52,026	40,707
	$ 331,841	$ 340,842

4. NOTES PAYABLE - BANK

	December 31,	
	2001	2000
Note payable - Represents the balance of advances to date under a $2,000,000 line of credit; advances limited to 80% of the net outstanding amount of eligible receivables; interest payable monthly at prime plus 1/4% (an effective rate of 5% at December 31, 2001); collateralized by substantially all of the Company's assets. The loan agreement also contains various restrictive covenants, including the following: leverage not greater than 1.75:1 and tangible net worth not less than $1,750,000.	$ 293,464	$1,458,468
Note payable in monthly installments of $2,070 including interest at 7.75% through October, 2004; beginning in November 2004, payable in monthly installments of $2,221 including interest at 3.25% over the 5-year U.S. Treasury note rate; any remaining balance due in October, 2019; collateralized by the Company's land and building; guaranteed by the stockholder of the Company	237,843	243,739
	$ 531,307	$1,702,207

At December 31, 2001, principal payments on the notes payable - bank for the next five years are due as follows: Year ending December 31, 2002 - $300,105, 2003 - $7,174, 2004 $8,003, 2005 - $10,269 and 2006 - $11,094.

5. SUBORDINATED INVESTMENT CERTIFICATES

The Company has authorized the issuance through a public offering (as amended), under Regulation A of the Securities Act of 1933, of an aggregate of $5,000,000 of subordinated investment certificates. The certificates mature at various dates from one year to fifteen years after issuance, and bear interest at 1% over the rates paid by certain banks on similar certificates, with a minimum of 6% and a maximum of 12%. The minimum and maximum interest rates may be adjusted, from time to time, according to current business and market conditions. The certificates are subordinated to the Company's indebtedness for borrowed money whether incurred before or after the issuance of the certificates. The Company has the option to call any certificate for redemption before maturity with prior written notice by registered mail not less than 30 days before redemption.

SINGER FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

5. SUBORDINATED INVESTMENT CERTIFICATES (Continued)

Certificates outstanding at December 31, 2001, mature as follows:

Year Ending December 31,	Amount	Interest Rate(s)
2002	$ 390,144	8.25 - 10%
2003	322,763	9.25 - 10
2004	688,242	9.25 - 10
2005	76,822	9.75 - 10
2006	414,129	9.5 - 10
2007	72,709	10
2008	140,035	10 - 10.5
2009	81,909	10.5
2010	3,382	10.5
2011	128,720	10.25 - 10.5
2014	7,337	11
2015	54,393	11
2016	155,997	10.5 - 11
	2,536,582	
Accrued interest (Due currently)	229,897	
	$2,766,479	

6. RELATED PARTY TRANSACTIONS

At December 31, 2001 and 2000, a loan receivable of $625,000 is due from a company owned by a relative of the Company's stockholder (see Note 2). The loan is due on demand and bears interest at 9.88%. Interest income on this loan was $61,750 for each of the years ended December 31, 2001 and 2000.

The demand note payable - Stockholder bears interest at 7.5%; interest expense on this note was $10,683 and $33,935 for the years ended December 31, 2001 and 2000, respectively.

Compensation of $46,620 and $45,000 for the years ended December 31, 2001 and 2000, respectively, included in general and administrative expenses, and financing costs of $5,180 and $5,000 for the years ended December 31, 2001 and 2000, respectively, were paid to the stockholder for brokerage services rendered, based on a percentage of fees generated.

The Company leased certain of its facilities to its stockholder under a year-to-year operating lease at a monthly rental of $750 through April, 2001. Effective May, 2001, the Company entered into a five-year lease with its stockholder, at a monthly rental of $500 (see Note 8).

Loans receivable at December 31, 2000 include a mortgage loan with a principal balance of $183,598 due from a company related by common ownership which was repaid during 2001. For the years ended December 31, 2001 and 2000, no interest was charged to this company.

A loan receivable with a principal balance of $248,048 was purchased by the shareholder of the Company during the year ended December 31, 2001 for $317,000 (which included accrued interest, late charges, and other fees).

SINGER FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

7. INCOME TAXES

The provision for income taxes consists of the following:

	Year Ended December 31,	
	2001	2000
Current		
Federal	$ 13,060	$ 2,000
State	6,400	1,400
	$ 19,460	$ 3,400
	$ 3,400	$ 14,810

A reconciliation of income taxes at the federal statutory rate to the Company's tax provision is as follows:

	Year Ended December 31,	
	2001	2000
Federal income tax at statutory rate	$ 13,178	$ 2,267
State taxes - Net of federal tax	5,248	1,190
Nondeductible expenses	50	
Other	984	(57)
	$ 19,460	$ 3,400

8. COMMITMENTS

(a) Employment Contract

The Company is committed under an employment contract with its stockholder/director/Chief Executive Officer/President which expires in December, 2005, and which provides for annual compensation of $50,000. In addition to the base salary, a bonus may be awarded by the Board of Directors. Total compensation for the years ended December 31, 2001 and 2000, respectively, was $51,800 and $50,000 (as indicated in Note 6).

(b) Lease Commitment

The Company leases space to its stockholder under a five-year operating lease beginning in May, 2001 and expiring in May, 2006. Minimum future rentals to be received under this lease for each of the next five years are as follows:

Year Ending December 31,	
2001	$ 6,000
2003	6,000
2004	6,000
2005	6,000
2006	2,500
	$ 26,500

PART III

EXHIBITS

INDEX TO EXHIBITS

* designates Exhibits which are filed herewith. All other Exhibits were filed with Amendment of December 7, 2001.

INDEPENDENT AUDITOR'S CONSENT

We hereby consent to the use in this Form 1-A Offering Statement and Offering Circular of Singer Financial Corp., relating to the offering of $1,593,047 of subordinated investment certificates of our report dated January 14, 2002 on the financial statements of Singer Financial Corp. contained in such Statement, and to the use of our name, and the statement with respect to us, as appearing under the heading "Experts" in the Offering Circular.

Fishbein & Company, P.C.

FISHBEIN & COMPANY, P.C.
Elkins Park, PA

February 4, 2002

FRANK B. BALDWIN
COUNSELOR AT LAW
2200 LOCUST STREET
PHILADELPHIA, PENNSYLVANIA 19103

TELEPHONE: 215.735.1234
FAX: 215.735.1237
email: fbbaldwin@aol.com

February 6, 2002

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Singer Financial Corp., File No. 24-4392**

Ladies and Gentlemen:

I have acted as counsel to Singer Financial Corp., a Pennsylvania corporation (the "Issuer"), in connection with the offering of $5,000,000 of Subordinated Investment Certificates pursuant to a Registration Statement filed on June 25, 2001, and filed as amended on December 4, 2001, with the Securities and Exchange Commission under Regulation A.

This letter serves to satisfy the opinion of counsel requirement in connection with that registration.

In my opinion, the securities being registered will, when sold, be legally issued, fully paid and non-assessable, and will be legally binding obligations of the Issuer.

Very truly yours,



Frank B. Baldwin

[SIGNATURES]

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, **State of** Pennsylvania, on February 1, 2002.

SINGER FINANCIAL CORP.



By: ______________________________
Paul Singer, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



____
Paul Singer, President, Chief Executive Officer, Chief Financial Officer, and Sole Director